UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Mario Pani No. 100
Col. Santa Fe Cuajimalpa
Delegación Cuajimalpa
México, D.F. 05348

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

COCA-COLA FEMSA, S.A.B. DE C.V. Calle Mario Pani No.100 Santa Fe Cuajimalpa, Cuajimalpa de Morelos 05348 México, D.F. México Phone +52 (55) 1519-5120/5121 Fax +52 (55) 5292-3473 Ticker symbol: “KOF”

ENGLISH TRANSLATION OF THE CORPORATE RESTRUCTURE INFORMATION MEMORANDUM AS FILED WITH THE MEXICAN SECURITIES AND EXCHANGE COMMISSION

November 1st, 2013

Subject to the provisions of Article 35 and Exhibit P of the Rules issued by the Comisión Nacional Bancaria y de Valores (the National Banking and Securities Commission) (“CNBV”),  Coca-Cola FEMSA, S.A.B. de C.V. (“KOF” or the “Company”) informs to its shareholders and the public of the acquisition, through its Brazilian subsidiary, of 100% of the shares of Spaipa S.A. Indústria Brasileira de Bebidas (“Spaipa”), the second largest private bottler of the Coca-Cola system in Brazil  (the “Operation”).

Executive Summary of the Operation

On August 30, 2013 KOF, through its Brazilian subsidiary, reached an agreement subject to customary conditions precedent and authorizations for this type of transactions, such as the approval of the Brazilian antitrust authority the Conselho Administrativo de Defensa Econômica (“CADE”), to indirectly acquire 100% of the shares of Spaipa.  The purchase price of the Operation as of the signing of the Agreement is equivalent to US$1,855 million as of the signing of the Agreement payable in Reais.  The Operation includes the acquisition of Spaipa´s bottling business that includes 4 bottling facilities and 7 distribution centers.  Spaipa operates in more than half of the state of São Paulo and the state of Paraná in Brazil.

The Operation is part of KOF´s growth strategy to continue consolidating its global platform and is in line with its vision to continue to become a leading beverage company in the world.

KOF´s series L shares are registered in the Registro Nacional de Valores (the Mexican National Securities Registry) (the “Registry”) of the CNBV and they  trade on the Bolsa Mexicana de Valores (the Mexican Stock Exchange or “BMV”) with the ticker symbol “KOF” and in the form of American Depositary Shares on the New York Stock Exchange of the United States of America with the ticker symbol “KOF”.  For a complete description of the Company´s business and capital stock, see the Annual Report.

This Corporate Restructure Information Memorandum (the “Information Memorandum”) is not a securities offering in Mexico, but has been prepared and is available to KOF´s shareholders and the public in order to inform them about the Operation.  On August 29, 2013 KOF´s board of directors approved the Operation and the agreements related to the Operation were executed on August 30, 2013.

The Operation does not involve the issuance of new stock of the Company nor its Brazilian subsidiary that participated in the Operation or any modification of the outstanding stock certificates or the bylaws of the Company or its subsidiary that participated in the Operation.

The electronic version of this Information Memorandum may be accessed by logging on to any of the following websites: www.coca-colafemsa.com and  www.bmv.com.mx.  The responsible of KOF’s investor’s relations department is Mr. José Castro Godard, telephone number: 52 (55) 1519-5120/5121, krelations@kof.com.mx.

The registration of KOF´s stock in the Registry does not imply a certification of the quality of the securities, the solvency of KOF or the accuracy or completeness of the information contained in this Information Memorandum nor validates acts which, if any, might have been made in breach of the applicable law.

INDEX

1.	DEFINITIONS	3

2.	EXECUTIVE SUMMARY	6

3.	DETAILS OF THE OPERATION	8
	3.1. Detailed Description of the Operation	8
	3.2. Purpose of the Operation	8
	3.3. Financing Sources and Expenditures Resulting from the Operation	9
	3.4. Date of Approval of the Operation	9
	3.5. Accounting Treatment of Operation	9
	3.6 Tax Consequences of the Operation	11
	3.7 Required Authorizations	11
	3.8 Closing of the Operation	11

4.	PARTIES IN THE OPERATION	12
	4.1. KOF	12
	4.1.1. Company Name	12
	4.1.2. Business Description	12
	4.1.3. Corporate History and Press Releases	12
	4.1.4 Capital Structure	12
	4.1.5 Significant Changes Occurred in the Financial Statements since the last
	Annual Report	12
	4.2. Spaipa	12
	4.2.1 Company Name	12
	4.2.2 Business Description	12
	4.2.3 Corporate History and Relevant Events	13
	4.2.4 Capital Structure	13
	4.2.5 Significant Changes Occurred in the Financial Statements since the last
	Annual Report	13

5.	RISK FACTORS	14
	5.1. Risks Factors Related to KOF	14
	5.2. Risk Factors Related to the Operation	14

6.	SELECTED FINANCIAL INFORMATION	16

7.	DISCUSSION AND ANALYSIS OF THE RESULTS OF THE OPERATION AND FINANCIAL CONDITION OF THE ISSUER	24

8.	RESPONSIBLE PERSONS	26

9.	EXHIBITS	27

1.           DEFINITIONS

Unless the context indicates otherwise, all references to the following terms contained in this Information Memorandum shall have the meanings attributed to them below and shall apply in both singular and plural:

“Agreement”                                                has the meaning set forth in Section 3 Details of the Operation, 3.1, Detailed Description of the Operation of this Information Memorandum.

“Annual Report”                                         means the KOF’s annual report as of December 31, 2012 as filed to the CNBV and the BMV on March 15, 2013 in accordance to the Rules, and can be reviewed in any of the following websites: www.coca-colafemsa.com and www.bmv.com.mx.

“Bascar”                                                      means Bascar Holding Ltda., a corporation duly organized under the laws of Brazil, whose only purpose is to hold certain shares of Spaipa.

“BMV”                                                           has the meaning set forth in the cover of this Information Memorandum.

“Brazil”                                                          means the Federative Republic of Brazil.

“Brazilian GAAP”                                        means the generally accepted accounting principles in Brazil.

“CADE”                                                         has the meaning set forth in the cover of this Information Memorandum.

 “CNBV”                                                        has the meaning set forth in the cover of this Information Memorandum.

“Dollars” o “US$”                                        means the lawful currency of the United States of America.

“Fountain”                                                   means Fountain Água Mineral Ltda., a joint venture in which Spaipa and The Coca-Cola Company have equal participation for the development of the water category in Brazil.

 “IFRS”                                                          means the International Financial Reporting Standards issued by the International Accounting Standards Board.

“IFRS 3”                                                        means the pronouncement number 3 of the IFRS “Business Combinations”.

 “Information Memorandum”                 means this Corporate Restructure Information Memorandum prepared by KOF, in accordance to the provisions of Article 35 and Exhibit P of the Rules.

“Interim  Report”                                        means KOF´s interim report as of September 30, 2013 filed before the CNBV and the BMV in accordance to the Rules, and can be reviewed in any of the following websites: www.coca-colafemsa.com and www.bmv.com.mx.

“KOF” or the “Company”                           means Coca-Cola FEMSA, S.A.B. de C.V. jointly with its consolidated subsidiaries.

“Leão”                                                           means Leão Alimentos e Bebidas Ltda., a joint venture in which The Coca-Cola Company and the Coca-Cola bottlers in Brazil jointly participate in the development of non-carbonated beverages.

“Mexico”                                                       means the United Mexican States.

“Operation”                                                  has the meaning set forth in the cover of this Information Memorandum.

“Parties”                                                       means jointly KOF, through its subsidiary in Brazil, and the Sellers.

“Peso”, “Ps.” o “$”                                       means the lawful currency of Mexico.

“PRSA”                                                         means PRSA Participações S.A., a corporation duly organized under the laws of Brazil, whose only purpose is to hold certain shares of Spaipa.

“Proforma Financial Statements”          means the proforma income statements as of September 30, 2012 and as of December 31, 2012 and the proforma statements of financial position as of September 30, 2013 and for the year ended December 31, 2012 included in this Information Memorandum.

“RB”                                                               means RB Investimentos e Participações Ltda., a corporation duly organized under the laws of Brazil, whose only purpose is to hold certain shares of Spaipa.

“Real” o “R$”                                               means the lawful currency of Brazil.

“Registry”                                                   has the meaning set forth in the cover of this Information Memorandum.

“Rules”                                                        means the Disposiciones de Carácter General aplicables a las Emisoras de Valores y a otros Participantes del Mercado de Valores (the General Rules Applicable to Issuers and Other Securities Market Participants), published in the Mexican Official Gazette on March 19, 2003, as such have been amended from time to time.

“Sellers”                                                        mean the persons that jointly own 100% of the shares of the capital stock of Bascar, RB and PRSA, which are then the owners of the shares of the capital stock of Spaipa.

“Spaipa”                                                        has the meaning set forth in the cover of this Information Memorandum.

“Spaipa’s Holdings”                                  has the meaning set forth in section 3.1 of this Information Memorandum.

2.           Executive Summary

This summary includes a brief description of the most relevant matters of the Operation and does not pretend to include all the relevant information and should be read as complemented by more detailed information and financial information included in other sections of this Information Memorandum, the Annual Report and the Interim Reports that together with additional KOF’s and Spaipa’s information are available for review in the following websites: www.coca-colafemsa.com, www.bmv.com.mx y www.spaipa.com.br.  The information included in these websites is not part of this Information Memorandum.  KOF has not verified Spaipa’s website information.

KOF is the largest franchise bottler of Coca-Cola  trademark beverages in the world.  KOF produces and distributes Coca-Cola, Fanta, Sprite, Del Valle and other trademark beverages of the Coca-Cola Company in Mexico (a substantial part of Central Mexico, including Mexico City, as well as the South and Northeast of Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (São Paulo, Campinas, Santos, the state of Mato Grosso do Sul, part of the state of Goias, part of the state of Rio de Janeiro and part of the state of Minas Gerais), Argentina (federal capital of Buenos Aires and surrounding areas) and together with The Coca-Cola Company in connection with the KOF´s investment in the Coca-Cola bottler of the Philippines (nationwide), as well as bottled water, juices, teas, isotonics, other non-carbonate beverages and beer in some of these territories.  As of September 30, 2013 the Company has 63 bottling facilities and serves more than 321 million consumers through 2,700,000 retailers with more than 115,000 employees worldwide.

KOF was organized on October 30, 1991 as a sociedad anónima de capital variable (a variable capital stock corporation) under the laws of Mexico with a term of 99 years.  On December 5, 2006, as required by certain amendments to the Ley del Mercado de Valores (the Mexican Securities Market Law), KOF became a sociedad anónima bursátil de capital variable (a listed variable capital stock corporation).  KOF’s Series L shares are registered in the Registry and  they  trade on the BMV with the ticker symbol “KOF” and in the form of American Depositary Shares on the New York Stock Exchange of the United States of America with the ticker symbol “KOF”.  For a complete description of the Company business and capital stock, see the Annual Report.

Spaipa produces and distributes Coca-Cola, Fanta, Kuat, Del Valle and other trademark beverages of The Coca-Cola Company serving 735 cities more than half of the state of São Paulo and the state of Paraná.  Spaipa was founded in 1995 under Brazilian law, through the merger of three bottlers that operated in different Brazilian territories dating back to 1946 and as of September 30, 2013 it operates 4 bottling facilities and 7 distribution centers with more than 6,000 employees serving almost 17 million consumers.  During 2012, Spaipa registered total sales volume of 208 million unit cases, not including beer.

On August 30, 2013 KOF, through its Brazilian subsidiary, reached an agreement subject to customary conditions precedent and authorizations for this type of operations, such as the approval of CADE, to indirectly acquire 100% of the shares of Spaipa in Brazil.  The purchase price of the Operation as of the signing of the Agreement is equivalent to US$1,855 million payable in Reais.

The Operation was approved by KOF’s board of directors in the extraordinary meeting on August 29, 2013, The Coca-Cola Company on September 16, 2013 and CADE through the official document number 919 - Ato de Concentração nº 08700.007983/2013-52 on September 18, 2013 pursuant to the terms and conditions of the Agreement.

The Operation is part of KOF’s growth strategy to continue strengthening its operating platform in Brazil and reaffirms its long-term commitment with such country.  Also, it reinforces the Company's strategy to pursue growth opportunities that allow KOF to build a leading position in beverages and reiterates the conviction to create economic, social and environmental value in the long term for its employees, consumers, shareholders and the communities in which KOF operates.

The Company closed the Operation on October 29, 2013, consummating it and signing additional agreements regarding the Operation which was announced to the public by means of a press release on such date.

3.           DETAILS OF THE OPERATION

3.1.     Detailed Description of the Operation

On August 30, 2013 KOF, through its Brazilian subsidiary, reached an agreement subject to customary conditions precedent and authorizations for these type of operations such as the approval of CADE and The Coca-Cola Company, to indirectly acquire 100% of the shares of Spaipa in Brazil, for which KOF, through its Brazilian subsidiary, and the Sellers executed a stock purchase agreement (the “Agreement”) where the Parties agreed the indirect acquisition of 100% of the capital stock of Spaipa and the direct acquisition of the shares of Bascar, RB and PRSA (“Spaipa’s Holdings”) for a purchase price as of signing of the Agreement equivalent to US$1,855 million payable in Reais

Spaipa produces and distributes Coca-Cola, Fanta, Kuat, Del Valle and other trademark beverages of The Coca-Cola Company serving 735 cities more than half of the state of São Paulo and the state of Paraná.  Spaipa was founded in 1995 under Brazilian law, through the merger of three bottlers that operated in different Brazilian territories dating back to 1946 and as of September 30, 2013 it operates 4 bottling facilities and 7 distribution centers with more than 6,000 employees serving almost 17 million consumers.  During 2012 Spaipa registered total sales volume of 208 million unit cases, not including beer.

The Agreement includes common terms and conditions for this type of transactions including Sellers’ representations and warranties regarding Spaipa’s and Spaipa’s Holdings business, KOF’s right through its Brazilian subsidiary to be indemnified in the event certain contingencies of Spaipa and Spaipa’s Holdings materialize and in the event of breach of representations, warranties or covenants of the Sellers and Spaipa contained in the Agreement.  The Agreement also includes an agreement of the Parties that provides that the Sellers will manage the business of Spaipa and Spaipa’s Holdings in a manner consistent with its past practice, preserving the value of Spaipa and Spaipa’s Holdings from the period between the signing of the Agreement until and including the closing of the Operation.  The Agreement is governed by the laws of Brazil.

The Operation was approved by KOF’s board of directors in the extraordinary meeting on August 29, 2013, The Coca-Cola Company on September 16, 2013 and CADE through the official document number 919 - Ato de Concentração nº 08700.007983/2013-52 on September 18, 2013 pursuant to the terms and conditions of the Agreement.

3.2.     Purpose of the Operation

            The main purposes of the Operation are the following:

•      Strengthen the long-term vision that the Company has in Brazil considering the potential of its domestic consumption and the socioeconomic dynamics of the country.

•      Reinforce KOF's position as the leading bottler of the Coca-Cola system in Brazil.

•      Expand the Company's geographic presence in Brazil, creating a link between the operations of the Company in the state of Mato Grosso do Sul and the state of São Paulo.

•      Capture synergies of approximately US$33 million at the operating cash flow level over the next 18 to 24 months.  These synergies will result from the reorganization of the logistic network, administrative expenses efficiencies and the implementation of the Company's commercial practices.

3.3.     Financing Sources and Expenditures Resulting from the Operation

The purchase price of the Operation as of the signing of the Agreement is the equivalent to US$1,855 million payable in Reais  and was financed with bank debt in Dollars hired by KOF with certain Mexican and foreign financial institutions for a total amount of US$2,000 million of which US$500 million were acquired on August 29, 2013 and on October 11, 2013 KOF acquired an additional amount of US$1,500 million. This bank debt is secured by six Mexican subsidiaries of KOF.

Notwithstanding the foregoing, the Proforma Financial Statements consider that the debt incurred by KOF to finance the Operation was US$1,855 million as of December 31, 2012 and as of September 30, 2013.

         The agreements documenting this debt contain restrictions on liens, fundamental changes such as mergers and sale of certain assets, and other common limitations for this type of loans that are consistent with the provisions contained in other loans that KOF has entered. These agreements also include the obligation to comply with a maximum net leverage ratio.

         The expenses associated with the Operation, including, but not limited to, fees and expenses of auditors, notaries, financial, legal and tax advisors will be borne by each of the Parties as applicable. KOF estimates that the Company’s expenses for the Operation will be approximately the amount of Ps.12.5 million.

3.4.     Date of Approval of the Operation

            On August 29, 2013, KOF’s board of directors approved the Operation in an extraordinary meeting.

            As provided in Article 47 of the Mexican Securities Market Law and in KOF’s by-laws, the Operation does not required to be approved in a general shareholders meeting since it does not represent 20% or more of KOF’s consolidated assets according to  the financial statements of the Company as of September 30, 2013 included in the Interim Report.

3.5.     Accounting Treatment of Operation

            For purposes of Spaipa’s financial information mentioned in this section 3.5, it is understood that such financial information is combined with the financial information of Spaipa’s Holdings.

The proforma financial statements as of December 31, 2012 of KOF and Spaipa included in this Information Memorandum have been obtained from the consolidated and audited financial statements of KOF and the financial statements of Spaipa as of December 31, 2012 and prepared in accordance with IFRS and Spaipa’s financial statements obtained from Spaipa’s administration prepared in accordance with the Brazilian GAAP which converge with IFRS.

            The proforma financial statements as of September 30, 2013 of KOF and Spaipa included in this Information Memorandum have been obtained from the consolidated financial statements of KOF presented at the CNBV on October 24, 2013 and the financial statements of Spaipa obtained from Spaipa’s administration and prepared in accordance to the Brazilian GAAP which converges with IFRS.

In order to obtain a correct understanding of the figures these should be read jointly with the financial statements of KOF and Spaipa mentioned above.

For comparison purposes, in this Information Memorandum, certain reclassifications were made to Spaipa financial statements in order to bring their accounting policies in line with those used by KOF.

The accounting treatment of the Operation in accordance with IFRS 3 effects would be as follows:

Business combinations must be recognized using the purchase method, which requires in all cases (i) to evaluate that the asset acquired qualifies as a business, (ii) identify the acquirer, (iii) determine the acquisition date, (iv) evaluate on the initial recognition the identifiable acquired assets, assumed liabilities, as well as the non-controlling interest of the acquired, (v) evaluate the disbursement, and (vi) recognize the goodwill acquired or gain in purchase according to IFRS.

3.5.1 Additional Costs of the Operation

In accordance with IFRS 3, additional costs will be accounted in results of operations at the time of disbursement and will not be part of the cost of the acquired entity.

3.5.2 Spaipa Cost Allocation of the Acquired Assets and Assumed Liabilities

The purchaser entity will allocate the cost of the acquired entity to the acquired assets and assumed liabilities based on the fair values at the date of the acquisition.

Before the allocation, the purchaser entity (i) will review if the disbursement differs from cash in order to assure that the assets and liabilities are accurate valued, (ii) identify all the assets and liabilities, including intangibles, regardless of whether are recorded on the purchaser entity.

Among other sources of relevant information, it is possible to use independent appraisals and actuarial or any other valuations in order to determine the estimated fair values for the acquired assets and assumed liabilities.

3.5.3 Goodwill

The excess cost of the acquired entity over the net allocated amounts of the acquired assets and assumed liabilities is recognized as goodwill.

3.5.4 Goodwill Accounting Treatment

The goodwill from an acquired entity cannot be amortized; instead, it must be subject to impairment tests at least once a year. The impairment determination must be in accordance to International Accounting Standard, IAS 36 “Impairment of Assets”.

3.6 Tax Consequences of the Operation

As usual for this type of transactions in Brazil, there are certain tax benefits that are recorded below the earnings before income taxes and profit associates and joint ventures accounted for using the equity method.

3.7 Required Authorizations

On September 16, 2013, The Coca-Cola Company expressly authorized the Operation.

On September 18, 2013, through the official document number 919 - Ato de Concentração nº 08700.007983/2013-52 the Operation was approved by CADE and the 15 days period set forth in the Brazilian antitrust law to enforce such approval elapsed on October 3, 2013.

Also, prior to the closing of the Operation all necessary authorizations were obtained and other conditions precedent of the Agreement were fulfilled.

3.8 Closing of the Operation

The Company closed the Operation on October 29, 2013, consummating it and signing additional agreements regarding the Operation which was announced to the public by means of a press release on such date.

4.           PARTIES IN THE OPERATION

4.1.        KOF

4.1.1.  Company Name

Coca-Cola FEMSA, S.A.B. de C.V.

4.1.2.  Business Description

For information related to KOF’s business description, see the Annual Report and the Interim Report that can be found in the following websites: www.coca-colafemsa.com and www.bmv.com.mx.

4.1.3.  Corporate History and Relevant Events

KOF’s corporate history, including press releases of 2012 and 2013, and interim reports can be found in the following websites: www.coca-colafemsa.com and www.bmv.com.mx.

4.1.4 Capital Structure

For more information related to KOF’s capital structure see the Annual Report that can be found in the following websites: www.coca-colafemsa.com and www.bmv.com.mx.

4.1.5 Significant Changes Occurred in the Financial Statements since the last Annual Report

In relation to any significant changes occurred in the financial statements since the last Annual Report visit the following webpages: www.coca-colafemsa.com  and www.bmv.com.mx.

4.2.     Spaipa

4.2.1 Company Name

Spaipa S.A. Indústria Brasileira de Bebidas

4.2.2 Business Description

Spaipa produces and distributes Coca-Cola, Fanta, Kuat, Del Valle and other trademark beverages of The Coca-Cola Company serving 735 cities more than half of the state of São Paulo and the state of Paraná.  Spaipa was founded in 1995 under Brazilian law, through the merger of three bottlers that operated in different Brazilian territories dating back to 1946 and as of September 30, 2013 it operates 4 bottling facilities and 7 distribution centers with more than 6,000 employees serving almost 17 million consumers.  During 2012, Spaipa registered total sales volume of 208 million unit cases, not including beer.

4.2.3 Corporate History and Relevant Events

The corporate history of Spaipa, including the press releases during 2012 can be found in the following website: www.spaipa.com.br.

4.2.4 Capital Structure

4.2.5 Significant Changes Occurred in the Financial Statements since the last Annual Report

Not Applicable.

5.    RISK FACTORS

5.1.     Risks Factors Related to KOF

            For more information of the risk factors related to KOF see the Annual Report that can be found in the following websites: www.coca-colafemsa.com and www.bmv.com.mx.

5.2.     Risk Factors Related to the Operation

            The Operation may affect the market price of KOF’s shares

            As a result of the Operation, the market price of KOF’s shares may fluctuate.

            Contingencies inherent to the business of Spaipa may materialize

As a result of the Operation certain contingencies inherent to the business of Spaipa can materialize and indemnification from the Sellers in such regard may be limited in terms of the Agreement.

            The balance sheet after the Operation becomes effective may differ from the proforma  balance sheet

          KOF’s and Spaipa’s proforma financial information as of December 31, 2012 and September 30, 2013 included in this Information Memorandum to show its balance sheet after the Operation becomes effective, should be deemed as if the Operation had been effective since the periods above mentioned subject to changes deriving from the results of its operations and the application of the accounting standards IFRS 3, and the effects of other factors that are beyond the control of the management of the Company. Consequently, the proforma financial information may not show the actual financial situation of both KOF and Spaipa as of December 31, 2012 and September 30, 2013.

            Economic, political and tax conditions in Brazil may adversely affect the business of the Company

         As a result of the Operation, KOF’s exposure to Brazil will be higher and the business of the Company may be increasingly affected by the general conditions of the Brazilian economy.

          The decrease in the growth rate of the Brazilian economy, periods of negative growth and increases in inflation or interest rates could lead to a lower demand of the Company’s products and reduction of real prices of KOF’s products.

          The depreciation of the Real with respect to the Dollar increases the cost of some raw materials purchased by KOF, since the price is paid or determined in Dollars, see "Item 3 . Key Information- Risk Factors - Risk Relating to Our Company" of the Annual Report.  This could adversely affect the results, financial position and shareholders of the Company.

          Brazil has different type of taxes which apply to KOF’s Brazilian subsidiary.

          In the future Brazil could adopt tax laws applicable to the business of the Company, may impose new taxes or increase the existing ones and this may have an adverse effect on the Company’s business, financial condition, projections and results. See "Item 3. Key Information- Risk Factors - Risk Relating to Our Company"  of the Annual Report.

Brazilian political events may significantly affect the Company’s Operation. On October 5, 2014 the presidential election in Brazil will lead to the election of a new president. Brazil’s new president may implement significant changes in laws, public policy and/or regulations that could affect Brazil’s political and economic situation. Any such changes may have an adverse effect on KOF’s business.  The Company cannot assure that the political events in Brazil, that are beyond of KOF’s control may not have an adverse effect on the business, financial condition and results of the Company.

As a result of the Operation, KOF incurred in debt for a significant amount

          In connection with the Operation, KOF acquired debt for US$2,000 million of which US$500 million were acquired on August 29, 2013 and on October 11, 2013 KOF US$1,500 million more were acquired. The contractual total debt of KOF increased to US$4,905 million after the Operation.

This debt increase will also increase the amount of interest expenses and therefore could reduce the amount of cash available for future investment opportunities.

The Company may not successfully integrate Spaipa and achieve the operational efficiencies and/or expected synergies

          A key element to achieve the benefits and expected synergies of the Operation is to integrate the operation of Spaipa with the current operation of KOF in Brazil in a timely and effective manner.  There is no assurance that these efforts will be successful or completed as expected by the Company, and the operations, financial condition and results of KOF could be affected adversely and significantly.

6.    SELECTED FINANCIAL INFORMATION

Coca-Cola FEMSA, S.A.B. de C.V. y subsidiarias
Unaudited Proforma Statement of Financial Position at December 31, 2012

		Basic Figures						Proforma Adjustments			Proforma Statement
		KOF	Combined Spaipa			Combined		Debit		Credit	of Financial Position
Millions of Mexican Pesos		(Unaudited)										(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	Ps.	23,222	Ps.	2,967	Ps.	26,189	Ps.	-	Ps.	1	Ps.	26,188
Marketable securities		12		1,185		1,197		-		-		1,197
Accounts receivable, net		9,329		1,581		10,910		-		15		10,895
Inventories		8,103		869		8,972		-		11		8,961
Recoverable taxes		2,673		245		2,918		-		14		2,904
Other current financial assets		1,523		-		1,523		-		7		1,516
Other current assets		1,035		127		1,162		-		-		1,162
Total current assets		45,897		6,974		52,871		-		48		52,823

Non-current assets:
Investments in associates and
joint ventures		5,352		85		5,437		24,216		24,134		5,519
Property, plant and equipment, net		42,517		3,073		45,590		-		86		45,504
Intangible assets, net		67,013		44		67,057		16,990		-		84,047
Deferred taxassets		1,576		104		1,680		-		-		1,680
Other non-current financial assets		925		346		1,271		-		-		1,271
Other non-current assets, net		2,823		115		2,938		-		-		2,938
Total non-current assets		120,206		3,767		123,973		41,206		24,220		140,959
TOTAL ASSETS	Ps.	166,103	Ps.	10,741	Ps.	176,844	Ps.	41,206	Ps.	24,268	Ps.	193,782

LIABILITIES
Current Liabilities:
Bank loans and notes payable	Ps.	4,194	Ps.	261	Ps.	4,455	Ps.	2	Ps.	-	Ps.	4,453
Current portion of non-current debt		945		-		945		-		-		945
Interest payable		194		-		194		-		-		194
Suppliers		14,221		975		15,196		22		-		15,174
Accounts payable		4,563		634		5,197		5		-		5,192
Taxes payable		4,162		560		4,722		7		-		4,715
Other current financial liabilities		1,271		16		1,287		-		-		1,287
Total current liabilities		29,550		2,446		31,996		36		-		31,960

Non-current liabilities:
Bank loans and notes payable		24,775		673		25,448		-		24,118		49,566
Post-employment
and other non-current employee benefits		2,188		-		2,188		-		-		2,188
Deferred taxliabilities		979		106		1,085		-		-		1,085
Other non-current financial liabilities		476		39		515		-		-		515
Provisions and other non-current liabilities		3,307		333		3,640		-		-		3,640
Total non-current liabilities		31,725		1,151		32,876		-		24,118		56,994
TOTAL LIABILITIES		61,275		3,597		64,872		36		24,118		88,954

Equity:
Capital stock		2,029		4,952		6,981		4,952		-		2,029
Additional paid-in capital		33,488		92		33,580		92		-		33,488
Retained earnings		64,501		2,100		66,601		2,100		-		64,501
Cumulative other comprehensive income (loss)		1,631		-		1,631		-		-		1,631
Equity attributable to equity holders of the parent		101,649		7,144		108,793		7,144		-		101,649
Non-controlling interest in consolidated subsidiaries		3,179		-		3,179		-		-		3,179
Total equity		104,828		7,144		111,972		7,144		-		104,828
TOTAL LIABILITIES AND EQUITY	Ps.	166,103	Ps.	10,741	Ps.	176,844	Ps.	7,180	Ps.	24,118	Ps.	193,782

Coca-Cola FEMSA, S.A.B. de C.V. y subsidiarias
Unaudited Proforma Income Statement for the year ended December 31, 2012

		Basic Figures						Proforma Adjustments				Proforma Income
		KOF	Combined Spaipa			Combined		Debit	Credit			Statement
Millions of Mexican Pesos		(Unaudited)										(Unaudited)

Net Sales	Ps.	146,907	Ps.	14,113	Ps.	161,020	Ps.	184	Ps.	-	Ps.	160,836
Other operating revenues		832		255		1,087		-		-		1,087
Total Revenues		147,739		14,368		162,107		184		-		161,923
Cost of goods sold		79,109		9,401		88,510		-		131		88,379
Gross Profit		68,630		4,967		73,597		184		131		73,544
Administrative Expenses		6,217		685		6,902		-		2		6,900
Selling Expenses		40,223		2,408		42,631		-		12		42,619
Other Income		545		27		572		-		-		572
Other Expenses		1,497		-		1,497		-		-		1,497
Interest Expenses		1,955		430		2,385		-		1		2,384
Interest Income		424		455		879		-		-		879
Foreign exchange gain, net		(272)		25		(247)		-		-		(247)
Gain on monetary position for subsidiaries
in hyperinflationary economies		-		-		-		-		-		-
Market value (gain) loss on financial instruments		(13)		-		(13)		-		-		(13)
Income before income taxes and share of the profit of associates and joint ventures accounted for using the equity method		19,992		1,901		21,893		184		146		21,855
Income taxes		6,274		520		6,794		-		12		6,782
Share of the profit of associates and joint ventures
accounted for using the equity method, net of taxes		180		-		180		-		25		205
Consolidated net income		13,898		1,381		15,279		184		183		15,278
Net Income attributable to equity holders of the parent		13,333		1,381		14,714		184		(33)		14,497
Net Income attributable to non-controlling interest		565		-		565		-		216		781
Consolidated net income	Ps.	13,898	Ps.	1,381	Ps.	15,279	Ps.	184	Ps.	183	Ps.	15,278

Coca-Cola FEMSA, S.A.B. de C.V. y subsidiarias
Unaudited Proforma Statement of Financial Position at September 30, 2013

		Basic Figures						Proforma Adjustments				Proforma Statement
		KOF	Combined Spaipa			Combined		Debit		Credit		of Financial Position
Millions of Mexican Pesos		(Unaudited)		(Unaudited)								(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	Ps.	23,765	Ps.	1,983	Ps.	25,748	Ps.	-	Ps.	5,961 Ps.		19,787
Marketable securities		-		1,214		1,214		-		-		1,214
Accounts receivable, net		7,419		677		8,096		-		-		8,096
Inventories		8,240		918		9,158		-		-		9,158
Recoverable taxes		3,202		224		3,426		-		-		3,426
Other current financial assets		2,281		870		3,151		-		-		3,151
Other current assets		1,699		74		1,773		-		-		1,773
Total current assets		46,606		5,960		52,566		-		5,961		46,605

Non-current assets:
Investments in associates and
joint ventures		15,414		176		15,590		22,118		22,118		15,590
Property, plant and equipment, net		45,562		2,895		48,457		-		-		48,457
Intangible assets, net		79,454		45		79,499		16,750		-		96,249
Deferred taxassets		1,873		730		2,603		-		-		2,603
Other non-current financial assets		2,208		346		2,554		-		-		2,554
Other non-current assets, net		2,962		93		3,055		-		-		3,055
Total non-current assets		147,473		4,285		151,758		38,868		22,118		168,508
TOTAL ASSETS	Ps.	194,079	Ps.	10,245	Ps.	204,324	Ps.	38,868	Ps.	28,079	Ps.	215,113

LIABILITIES
Current Liabilities:
Bank loans and notes payable	Ps.	4,370	Ps.	200	Ps.	4,570	Ps.	-	Ps.	-	Ps.	4,570
Current portion of non-current debt		4,154		-		4,154		-		-		4,154
Interest payable		314		-		314		-		-		314
Suppliers		12,766		916		13,682		-		-		13,682
Accounts payable		6,709		480		7,189		-		-		7,189
Taxes payable		3,881		423		4,304		-		-		4,304
Other current financial liabilities		4,218		19		4,237		-		-		4,237
Total current liabilities		36,412		2,038		38,450		-		-		38,450

Non-current liabilities:
Bank loans and notes payable		36,066		614		36,680		-		16,157		52,837
Post-employment
and other non-current employee benefits		2,352		-		2,352		-		-		2,352
Deferred taxliabilities		1,180		-		1,180		-		-		1,180
Other non-current financial liabilities		1,948		-		1,948		-		-		1,948
Provisions and other non-current liabilities		3,600		2,225		5,825		-		-		5,825
Total non-current liabilities		45,146		2,839		47,985		-		16,157		64,142
TOTAL LIABILITIES		81,558		4,877		86,435		-		16,157		102,592

Equity:
Capital stock		2,048		4,538		6,586		4,538		-		2,048
Additional paid-in capital		41,490		576		42,066		576		-		41,490
Retained earnings		66,904		254		67,158		254		-		66,904
Cumulative other comprehensive income (loss)		(1,002)		-		(1,002)				-		(1,002)
Equity attributable to equity holders of the parent		109,440		5,368		114,808		5,368		-		109,440
Non-controlling interest in consolidated subsidiaries		3,081		-		3,081		-		-		3,081
Total equity		112,521		5,368		117,889		5,368		-		112,521
TOTAL LIABILITIES AND EQUITY	Ps.	194,079	Ps.	10,245	Ps.	204,324	Ps.	5,368	Ps.	16,157	Ps.	215,113

Coca-Cola FEMSA, S.A.B. de C.V. y subsidiarias
Unaudited Proforma Income Statement for the year ended September 30, 2013

		Basic Figures						Proforma Adjustments				Proforma Income
		KOF		Combined Spaipa		Combined		Debit		Credit		Statement
Millions of Mexican Pesos		(Unaudited)		(Unaudited)								(Unaudited)

Net Sales	Ps.	109,123	Ps.	8,595	Ps.	117,718	Ps.	-	Ps.	-	Ps.	117,718
Other operating revenues		614		-		614		-		-		614
Total Revenues		109,737		8,595		118,332		-		-		118,332
Cost of goods sold		58,225		5,750		63,975		-		-		63,975
Gross Profit		51,512		2,845		54,357		-		-		54,357
Administrative Expenses		4,709		2,577		7,286		-		-		7,286
Selling Expenses		32,208		1,707		33,915		-		-		33,915
Other Income		414		3		417		-		-		417
Other Expenses		862		-		862		-		-		862
Interest Expenses		1,830		206		2,036		-		-		2,036
Interest Income		441		202		643		-		-		643
Foreign exchange gain, net		319		15		334		-		-		334
Gain on monetary position for subsidiaries
in hyperinflationary economies		150		-		150		-		-		150
Market value (gain) loss on financial instruments		(18)		-		(18)		-		-		(18)
Income before income taxes and share of the profit
of associates and joint ventures accounted
for using the equity method		12,307		(1,455)		10,852		-		-		10,852
Income taxes		4,077		(684)		3,393		-		-		3,393
Share of the profit of associates and joint ventures
accounted for using the equity method, net of taxes		232		25		257		-		-		257
Consolidated net income		8,462		(746)		7,716		-		-		7,716
Net Income attributable to equity holders of the parent		8,292		(746)		7,546		-		144		7,690
Net Income attributable to non-controlling interest		170		-		170		(144)		-		26
Consolidated net income	Ps.	8,462	Ps.	(746)	Ps.	7,716	Ps.	(144)	Ps.	144	Ps.	7,716

Note 1 – Organization and Business Nature

KOF is engaged in the production and distribution of certain Coca-Cola trademark beverages such as Coca-Cola, Fanta, Sprite, Del Valle among others in Mexico (a substantial portion of central Mexico including Mexico City and the South and Northeast of Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide) and Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (the area of greater São Paulo, Campinas, Santos, the state of Mato Grosso do Sul, part of the state of Minas Gerais, part of the state of Goiás and part of the state of Rio do Janeiro), Argentina (Buenos Aires and surrounding areas) and jointly with The Coca-Cola Company in connection with the KOF´s  investment in the Coca-Cola bottler of the Philippines (nationwide), in addition of bottler water, juices, the, isotonic, beer and other beverages in some of our territories.

KOF was organized on October 30, 1991 as a sociedad anónima de capital variable (a variable capital stock corporation) under the laws of Mexico with a term of 99 years.  On December 5, 2006, as required by certain amendments to the Ley del Mercado de Valores (the Mexican Securities Market Law), KOF became a sociedad anónima bursátil de capital variable (a listed variable capital stock corporation).  The corporate name of the Company is Coca-Cola FEMSA, S.A.B. de C.V.  The principal executive offices of the Company are located at Mario Pani 100, Santa Fe Cuajimalpa, Cuajimalpa de Morelos, 05348, Mexico, D.F, Mexico.  The telephone number at this location is (52-55) 1519-5120/5121.  The Company’s website is www.coca-colafemsa.com.

NOTE 2 – Spaipa’s Acquisition

KOF indirectly acquired 100% of Spaipa’s shares, the second largest private bottler in Brazil on a cash transaction. The aggregate value of the transaction at the signing of the Agreement’s signing was equivalent to US$1,855 million paid in Reais. On August 29, 2013 the acquisition project was approved by KOF’s board of directors and was subject to CADE and The Coca-Cola Company approvals. These approvals were given by The Coca-Cola Company on September 16, 2013 and by CADE on September 18, 2013 through the document Nº 919 - Ato de Concentração nº 08700.007983/2013-52.

The Company closed the Operation on October 29, 2013, consummating it and signing additional agreements regarding the Operation which was announced to the public by means of a press release on such date.

The Operation was financed with bank loans denominated in Dollars, acquired before the filing of this Information Memorandum.

NOTE 3 – Basic Financial Statements

KOF statements of financial position as of December 31, 2012 and September 30, 2013 as well as the income statements for the year ended on December 31, 2012 and for the nine month period ended on September 30, 2013 have been prepared in accordance with IFRS.

Spaipa’s combined statements of financial position as of December 31, 2012 and September 30, 2013 as well as the combined income statements for the year ended on December 31, 2012 and for the nine month period ended on September 30, 2013 have been prepared in accordance to the Brazilian GAAP, in millions of Reais. These combined statements of financial position and combined income statements correspond to PRSA, Bascar, RB y Spaipa, and the elimination of any intercompany balances and transactions.

The combined statements of financial position of Spaipa have been translated from Reais  to Pesos as of December 31, 2012 and September 30, 2013 with an exchange rate of 6.3666 and 5.8349 Reais  per Peso, respectively.

Also, the combined income statements for the year ended on December 31, 2012 and for the nine month period ended on September 30, 2013 were translated at an average exchange rate of 6.7612 and 6.0048 Reais  per Peso, respectively.

            An analysis of possible differences between IFRS and Brazilian GAAP has been made, concluding that there are no material differences between them that could affect neither the financial proforma statements of financial position nor the proforma income statements of the Operation attached hereto, except for the following:

a) Divestiture of Fountain: the figures of Fountain were recognized in the combined financial information of Spaipa as of December 31, 2012 through the proportionate consolidation method (on a 50% based on the IAS 31 “Interests in Joint Ventures”), effective until December 31, 2012.

b) In the income statements and the proforma statements of financial position, the figures from Fountain have been recognized according to the equity method according to KOF’s policies and the IFRS 11 “Joint Arrangements”, effective as of January 1, 2013. The proforma adjustment was Ps. 82 million recorded in the investment on associated companies and joint ventures of the financial statement position and Ps. 25 million in the equity method of the results of the associated companies and joint ventures of the income statement.

NOTE 4 – Basis of Preparation of the Proforma Financial Statements

The objective of the Proforma Financial Statements is to present the acquisition describe in the Note 2 as if it occurred on December 31, 2012 and September 30, 2013. The preparation of Proforma Financial Statements was conducted on the following bases:

1.            Use of estimations: for the preparation of the figures shown in the balance sheet contained in this section, some estimates and assumptions were determined by KOF’s management, which could affect the figures and were based under the best estimates and knowledge of the management considering the available information, nevertheless actual results could differ from those estimates.

2.            The figures included in the column “combined” of the Proforma Financial Statements is the sum of the basic consolidated financial statements, previously described, under IFRS for KOF and Brazilian GAAP for Spaipa.

3.            The proforma adjustments included in the statements of financial position as of December 31, 2012 and as of September 30, 2013; as well as in the income statement for the year ended in December 31, 2012 and the nine month period ended on September 30, 2013 are describe below:

a) Initial purchase price allocation of Spaipa’s acquisition in accordance with IFRS 3. The purchase price paid for the acquisition as of the signing of the Agreement is equivalent to US$1,855 million payable in Reais.  Considering the event of an exchange rate of 2.0435 Reais  per Dollar as of December 31, 2012 versus the carrying value of the net assets acquired at December 31, 2012 and September 30, 2013, respectively, generate for the Proforma Financial Statements a goodwill as of December 31, 2012 and September 30, 2013 of Ps.16,990 million and Ps.18,675 million respectively, which was included in the line of intangible assets. In accordance with IFRS 3 fair values of the net assets acquired must be determine and could adjust the proforma adjustments mentioned above once concluded.

The Proforma Financial Statements assumed that KOF contracted a Dollar denominated debt as of December 31, 2012 for an amount equivalent to US$1,855 million. Also, it was assumed that KOF contracted a Dollar denominated debt of US$1,355 million as of September 30, 2013 plus the contractual debt acquired prior to September 30, 2013 for US$500 million, which is included in the financial statement position at such date.

Additionally, it is necessary to consider the following assumptions for the preparation of the Proforma Financial Statements:

i. The statements of financial position and the basic income statements as of December 31, 2012 of KOF have been audited. The statements of financial position and the basic income statements of KOF as of September 30, 2013 and the combined statements of financial position and the basic combined income statements of Spaipa as of December 31, 2012 and September 30, 2013 have not been audited.

ii. The combined financial statements of Spaipa as of September 30, 2013 and December 31, 2012 have not been adjusted in accordance with IFRS 3; therefore the carrying values of its assets and liabilities may be adjusted once concluded the determination of the fair market values of Spaipa pursuant to IFRS 3.

iii. The Proforma Financial Statements do not reflect the total adjustments for the difference that might appear of the homologation of the accounting policies and practices of KOF and Spaipa effective as of September 30, 2013 and December 31, 2012, including any possible differences in the classification of balance and transactions that KOF and Spaipa has done in their basic consolidated financial statements.

iv. The Proforma Financial Statements do not include the possible tax effects that the Operation may have over the applicable tax regime of the Company and the related effects directly over the Operation.

v. On October 2, 2013 the Spaipa's Holdings capitalized said company for a total amount of R$330 million Reais.  This adjustment is shown in the combined statement of financial position of Spaipa as of September 30, 2013.

The Proforma Financial Statements mentioned above have been prepared exclusively as required by the Rules, therefore KOF’s and Spaipa’s managements do not make any representation that such financial statements necessarily show the consolidated results of the Operation and the financial position of KOF and Spaipa as if it occurred on December 31, 2012 and September 30, 2013. Additionally, in order to comply with the actual IFRS some additional adjustments could be required in order to prepare the Proforma Financial Statements of KOF and Spaipa in accordance with the effective IFRS, including such related to Spaipa’s fair values determination.

7.    DISCUSSION AND ANALYSIS OF THE RESULTS OF THE OPERATION AND FINANCIAL CONDITION OF THE ISSUER

Management Discussion and Analysis

The following discussion should be read in conjunction with the quarterly reports released by KOF as of December 31, 2012 and September 30, 2013, which are available on the following website: www.coca-colafemsa.com.  The following analysis is performed with the purpose of providing a better understanding of the financial statements of the Company and the proforma financial statements considering the Operation.

The information includes baseline financial figures that were originally reported by the Company and proforma financial information which reflects the financial performance of KOF when consolidating Spaipa.

7.1 Operating Results

Total Revenues

With the addition of Ps.14,184 million generated by Spaipa during 2012, total revenues of KOF would have grown 9.6% in the year. During the first nine month period ended September 30, 2013, Spaipa’s operation would have contributed Ps.8,595 million of total revenues, representing an increase of 7.8% over KOF’s baseline scenario.

As such, total revenues generated by Spaipa would have represented 8.8% and 7.3% of the consolidated entity during 2012 and the nine month period ended September 30, 2013, respectively.

Gross Profit

KOF’s proforma consolidated gross profit would have increased Ps.4,914 million in 2012 and Ps.2,845 million in the nine month period ended September 30, 2013, representing an increase of 7.2% and 5.5% compared to KOF’s baseline scenario, respectively. Spaipa’s gross profit represents 6.7% of the proforma results for 2012 and 5.2% of the proforma results for the nine month period ended September 30, 2013.

Income Before Taxes

The proforma income before taxes for the period ended December 2012 would have grown by Ps.1,863 million, representing an increase of 9.3% as compared with the baseline scenario.  In the nine month period ended September 30, 2013, the proforma income before taxes would have recorded a decrease of Ps.1,455 million, representing a variation of 11.8% when compared to the baseline scenario. These variations are explained by the incorporation of the results of Spaipa in each period.

Taxes

Proforma income taxes as a percentage of proforma income before taxes and share of the profit of associates and joint ventures accounted for using the equity method would have represented 31.0% in 2012 and 31.3% in the nine month period ended September 30, 2013.

Net Income

With the incorporation of Spaipa’s results, the proforma net income as of December 31, 2012 would have presented an increase of 9.9% compared to the baseline scenario of the Company, reaching Ps.15,278 million.  Net margin would have remained stable at 9.4%.

For the period ended September 30, 2013, the proforma net income would have been Ps.7,716 million, 8.8% lower compared with KOF’s baseline scenario. This decrease is the result of a provision that is a consequence of a tax contingency. At the closing of the Operation a capital increase for the same amount was made in Spaipa by the Spaipa’s Holdings at the cost and expense of the Sellers.

7.2 Financial Position, Liquidity and Capital Resources.

Variations in the items contained in the proforma balance sheet as of December 31, 2012 and the nine month period ended September 30, 2013, are explained by the inclusion of Spaipa figures, which are related to its business as usual operational results.

Proforma Consolidated Net Debt

The purchase price of the Operation as of the signing of the Agreement is the equivalent to US$1,855 million payable in Reais  and was financed with bank debt in Dollars hired by KOF with certain Mexican and foreign financial institutions for a total amount of US$2,000 million of which US$500 million were acquired on August 29, 2013 and on October 11, 2013 KOF acquired an additional amount of US$1,500 million. This bank debt is secured by six Mexican subsidiaries of KOF.

Notwithstanding the foregoing, the Proforma Financial Statements consider that the debt incurred by KOF to finance the Operation was US$1,855 million as of December 31, 2012 and as of September 30, 2013.

8. RESPONSIBLE PERSONS

The undersigned hereby certify that in the scope of our respective positions, we prepared KOF's information contained in this Information Memorandum, which, to our best knowledge, fairly reflects the situation of the Company. Also we hereby certify that we have no knowledge of relevant information that has been omitted or misrepresented in this Information Memorandum or that it contains information that could induce investors to any error.

By: ____________________
Name: Carlos Salazar Lomelín
Title: Chief Executive Officer

By: ____________________
Name: Hector Treviño Gutierrez
Title: Chief Financial and Administrative Officer

By: ____________________
Name: Carlos Luis Díaz Sáenz
Title: General Counsel

9.           EXHIBITS

External auditor opinion about the basis to prepare the financial information proforma contained and the quantification of the corporate restructure.

Ernst & Young
Av. Ejército Nacional 843-B
Antara Polanco
11520 México, D.F.
Tel: 55 5283-1300
Fax: 55 5283-1392
www.ey.com/mx

Report on the Compilation of Pro Forma Financial Information Included in the Corporate Restructure Information Memorandum

The Board of Directors and Shareholders of
Coca-Cola FEMSA, S.A.B. de C.V.

We have completed our assurance engagement to report on the compilation of pro forma financial information of Coca-Cola FEMSA, S.A.B. de C.V. and its subsidiaries ("the Company"). The pro forma financial information consists of the pro forma financial position as at September 30, 2013 and December 31, 2012 and the pro forma income statement for the twelve and nine month periods ended September 30, 2013 and December 31, 2012, respectively, and related Notes 3 and 4 as set out on the Corporate Restructure Information Memorandum (herein after "pro forma financial information"). The applicable criteria on the basis of which the Company has compiled the pro forma financial information are in accordance with the General regulations for Securities Issuers and other Members of the Mexican Stock Market.

The pro forma financial information has been compiled by Company´s management to illustrate the impact of the transaction described in Note 2, on the financial position as of December 31, 2012 and September 30, 2013 and income statements for the year ended on December 31, 2012 and for the nine months period ended on September 30, 2013 as if the acquisition had taken place at December 31, 2012 and September 30, 2013. As part of this process, information about the company's financial position and results of operations has been extracted by Company´s management from the sources detailed in Notes 3 and 4.

Management´s Responsibility for the Pro Forma Financial Information

Management is responsible for compiling, preparing, and presenting the pro forma financial information on the basis of the criteria mentioned in Notes 3 and 4.

Auditor´s Responsibility

Our responsibility is to express an opinion about whether the pro forma financial information has been compiled, in all material respects, by the Company on the basis described in Notes 3 and 4.

We conducted our engagement in accordance with International Standard on Assurance Engagements (ISAE) 3420, *Assurance Engagements to Report on the Compilation of Pro Forma Financial Information Included in a Prospectus*, issued by the International Auditing and Assurance Standards Board. This standard requires that the practitioner comply with ethical requirements and plan and perform procedures to obtain reasonable assurance about whether the Company has compiled, in all material respects, the pro forma financial information on the basis described in Notes 3 and 4.

For purposes of this engagement, we are not responsible for updating or reissuing any reports or opinions on any historical financial information used in compiling the pro forma financial information, nor have we, in the course of this engagement, performed an audit or review of the financial information used in compiling the pro forma financial information.

The purpose of pro forma financial information included in the Corporate Restructure Information Memorandum is solely to illustrate the impact of a significant event or transaction on unadjusted financial information of the entity as if the event had occurred or the transaction had been undertaken at an earlier date selected for purposes of the illustration. Accordingly, we do not provide any assurance that the actual outcome of the event or transaction described in Note 2 at December 31, 2012 and September 30, 2013 would have been as presented.

A reasonable assurance engagement to report on whether the pro forma financial information has been compiled, in all material respects, on the basis of the applicable criteria involves performing procedures to assess whether the applicable criteria used by the Company in the compilation of the pro forma financial information provide a reasonable basis for presenting the significant effects directly attributable to the event or transaction, and to obtain sufficient appropriate evidence about whether:

- The related pro forma adjustments give appropriate effect to those criteria; and
- The pro forma financial information reflects the proper application of those adjustments to the unadjusted financial information.

The procedures selected depend on the practitioner's judgment, having regard to the practitioner's understanding of the nature of the company, the event or transaction in respect of which the pro forma financial information has been compiled, and other relevant engagement circumstances.

The engagement also involves evaluating the overall presentation of the pro forma financial information.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the pro forma financial information has been properly compiled, in all material respects, on the basis stated in Notes 3 and 4 at December 31, 2012 and September 30, 2013 and for the twelve and nine month periods ended in such dates.

Mancera, S.C.

A member practice of

EY Global

C.P.C. Adán Aranda Suárez

México, D.F.

November 1st, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Héctor Treviño Gutiérrez
Héctor Treviño Gutiérrez Chief Financial Officer

Date: November 1, 2013